Getting it done





C.H. ROBINSON
WORLDWIDE INC.

ANNUAL REPORT 2002

2002 GROSS PROFITS

TRANSPORTATION


85.0%

(in millions)


$189.8
$ 233.8
$ 355.1
$ 390.4
$411.3
98
99
00
01
02

20.9% 5-YEAR CAGR

C.H. Robinson is one of the largest third party logistics companies in North America, and is a global provider of multimodal (truck, air, ocean, and rail) transportation services. As a non-asset based transportation provider, we focus on seeking solutions that work for our customers, rather than on asset utilization.

MAJOR CUSTOMER INDUSTRY SEGMENTS

- Food and beverage
- Retail
- Manufacturing
- Paper
- Printed materials

COMPETITIVE ADVANTAGES

- 150 offices–North America, South America, Europe, and Asia
- 2.7 million shipments in 2002
- Flexibility of non-asset based model
- Local knowledge with international capability
- Relationships with more than 25,000 transportation providers worldwide
- Complete multimodal capability
- Value-added logistics services

SOURCING


9.6%

(in millions)


$44.2
$42.8
$43.8
$45.2
$46.5
98
99
00
01
02

4.1% 5-YEAR CAGR

When C.H. Robinson began in 1905, our primary business was selling fresh produce. Today, we still procure fresh produce for retailers, wholesalers, and food service operators and distributors. We also provide transportation logistics, category management, automatic replenishment, and business analysis services.

MARKETS INCLUDE

- Wholesale food distributors
- Retail grocery
- Food service

COMPETITIVE ADVANTAGES

- Logistics capabilities
- Branded products
- Custom sourcing programs
- Global sourcing and infrastructure
- Category management
- Automatic replenishment
- Food safety and quality assurance programs
- 98 years of experience

INFORMATION SERVICES


5.4%

(in millions)


$11.6
$16.7
$20.4
$21.0
$25.9
98
99
00
01
02

24.4% 5-YEAR CAGR

C.H. Robinson's information services subsidiary, T-Chek Systems provides motor carriers with a full range of fuel purchase and technology services, including the T-Card® and online information related to fuel purchasing, fuel tax and log audit processing, permits, driver funds transfer, and fleet management.

MAJOR CUSTOMER SEGMENTS

- Truckload carriers
- Less-than-truckload carriers
- Private fleets

COMPETITIVE ADVANTAGES

- Industry-leading technology
- Emphasis on customer service programs
- Company focus on transportation
- Underlying financial strength of CHRW

C.H. ROBINSON WORLDWIDE, INC.

Serving 15,000 customers around the world, C.H. Robinson Worldwide, Inc. is a leading global provider of multimodal transportation services and logistics solutions, operating through a network of 150 offices in North America, South America, Europe, and Asia. The ability of our 3,8(employees to provide innovative thinking, exceptional customer service, and seamless execution has contributed significantly to our strong record of growth and achievement. Within North America, we are one of the largest third party logistics companies and have one of the single largest networks of motor carrier capacity, through our contracts with more than 20,000 carriers. We were founded in 1905 and are headquartered in Eden Prairie, Minnesota. Since October 15, 1997, our common stock has traded on the NASDAQ National Market under the symbol CHRW. For more information about us, visit www.chrobinson.com.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)		2002		2001	2001-20(% chan
Gross revenues	$	3,294,473	$	3,090,072	6.6%
Gross profits[1]	$	483,778	$	456,572	6.0%
Income from operations	$	156,580	$	134,274	16.6%
Net income	$	96,325	$	83,992	14.7%
Net income per share					
Basic	$	1.14	$	1.00	14.0%
Diluted	$	1.12	$	.98	14.3%
Dividends per share	$	.26	$	.21	23.8%
Return on average stockholders' investment		24.7%		25.7%	(3.9)%
Diluted weighted average number of common shares outstanding (in thousands)		85,757		85,774	–
Long term debt	$	–	$	–	–
Number of branches, end of year		150		139	7.9%
Number of employees, end of year		3,814		3,770	1.2%
Average gross profits per employee	$	128	$	123	4.1%



GROSS PROFITS[1]
(in millions)
$245.7
$293.3
$419.3
$456.6
$483.8
98
99
00
01
02
18.6% 5-YEAR CAGR



NET INCOME
(in millions)
$43.0
$53.3
$71.2
$84.0
$96.3
98
99
00
01
02
21.7% 5-YEAR CAGR



DILUTED NET INCOME PER SHARE[2]
$.52
$.64
$.83
$.98
$1.12
98
99
00
01
02
20.5% 5-YEAR CAGR



DIVIDENDS PER SHARE[2]
$.125
$.145
$.170
$.210
$.260
98
99
00
01
02
19.9% 5-YEAR CAGR

[1] Prior to 2001, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

[2] On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000, to shareholders of record as of November 10, 2000. All per share amounts have been restated to reflect the retroactive effect of the stock split.

Getting it done right.



"Our decentralized structure keeps us in front of our customers. I get to know them, and they get to know me. At the same time, I can offer them a huge network of people and resources. To me, that's what makes Robinson unique."

—Brandon Taylor
DOMESTIC TRANSPORTATION





CHRW EMPLOYEES, OPPOSITE PAGE CLOCKWISE FROM TOP: TYRONE BURKS, ERIC TIMM, BARRY ROSEN, RITA RUPRECHT, JONATHAN KATZEFF, BRANDON TAYLOR FRONT COVER: MIKE WILKEN

To Our Fellow Shareholders,







C.H. Robinson is a service company. Because we don't own trucks or other transportation equipment, our focus is on our customers' needs rather than on asset utilization. That means we can be flexible and make the right decisions based on what's best for our customers' supply chains. We pride ourselves on the quality of our service, honoring our commitments and working hard to consistently exceed expectations. We understand that to continue to be successful, we have to earn our customers' support by getting it done right each and every day.





"What makes T-Chek? Our customer service mentality. It's easy to work for a company where you know the services and products you are offering your customers directly impact their bottom line."

–Rita Ruprecht
T-CHEK SYSTEMS

True to our 98-year heritage of success, once again Robinson's employees got the job done for our customers, vendors, and shareholders. Despite a continued tough economic environment, our people led Robinson to another strong year through their aggressive sales efforts and service intensity. We met the challenges head-on, and are proud of what we've accomplished.

The theme of this year's report, "getting it done," embodies what we feel makes Robinson successful: a culture of achievement and results, action and enthusiasm. We pride ourselves on our ability to consistently help our customers and solve their most difficult problems. Our people work hard every day to exceed expectations. What we promise, we deliver.

So, what did we get done in 2002?

Our financial results were solid. Our gross profits increased 6.0 percent to $483.8 million. Income from operations grew 16.6 percent to $156.6 million, and our net income increased 14.7 percent to $96.3 million. Our balance sheet continues to be strong and simple. We ended the year with $178.2 million in cash and investments and we have no long-term debt. Our high quality earnings, cash flow, and cash position give us the financial strength and flexibility to meet all of our commitments and fuel our future growth.

We achieved these results by continuing to add market share, while also carefully managing our expenses. Our long-term growth goal, which hasn't changed since we became a publicly traded company in 1997, is 15 percent for both gross profit and operating income. We were pleased that in the fourth quarter of 2002 we achieved double-digit gross profit growth. Our goal is to return to annual double-digit gross profit growth in 2003.

Our financial results only tell part of the story. What has driven Robinson since its founding in 1905, and what will continue to drive it in the future, hasn't changed. We're a service company that deploys people and systems to build customer and vendor relationships in the marketplace, where we can add value. When we manage the company and talk about what is driving it, this is the framework that we look within.

EXPANDING OUR RELATIONSHIPS WITH OUR CUSTOMERS

Our customer relationships, now more than 15,000 strong, are continuing to grow and change. While each customer relationship is unique, the common denominator is our ability to provide a high level of service to whatever needs exist.

Robinson has long been known for its strength in the spot market or transactional business, through our long history in truckload brokerage services. It is a very complex market. Transportation supply and demand can be extremely volatile within a year, within a season, within a month; transportation rates can change dramatically from morning to afternoon at certain times of the year in some parts of the country. We put our relationships, experience, and information together to understand the marketplace, rationalize a very fragmented carrier base, and manage the movement of freight for our customers better than our competitors. We believe pricing volatility will continue to increase in the future and we are committed to continuing our success in this market.

Many large shippers today understand that we can aggregate truckload capacity for them, giving them seamless access to not only the large carriers, but also to the thousands of midsized and small truck lines in North America who make up the majority of the nation's overall capacity. We have in place a network and quality controls to manage that capacity, and to make it available to customers in the format of pricing and service that meets their needs.


Getting
efficiently.





"Our vast array of relationships, and the awesome flexibility they represent, is something I can deliver to my customers that very few of our competitors can."

Yvette Suarez
INTERNATIONAL TRANSPORTATION



CHRW EMPLOYEES, OPPOSITE PAGE CLOCKWISE FROM TOP: MOHAMED ZIADI, TOM GALLAGHER, KRIS PICH, JOSE MALAVE, GERRAN FERREY, YVETTE SUAREZ, MELISSA MILLER, HEIDI HILGER, RODOLPHO MAYORQUIN



"Our technology helps our people to excel in their jobs and find better solutions for their customers. It makes us insightful in our decisions and efficient at what we do."
–Mohamed Ziadi
INFORMATION TECHNOLOGY

C.H. Robinson manages relationships with nearly 25,000 transportation providers worldwide so our customers can reap the benefits of a broad and diverse carrier base, without the challenges of building their own. Our employees are armed with proprietary operating systems that enable us to look across multiple carriers, multiple customers and multiple loads of freight to find efficiencies and optimize transportation for both our customers and our carriers. Our technology helps our employees work more efficiently and concentrate on their number-one priority: getting the job done for the customer.





In the past few years, an important development for Robinson has been our growth with customers who want more integrated, value-added contract logistics programs. Our exposure to a wider variety of opportunities is being driven by a number of factors, including more aggressive management of inventories and distribution, growing acceptance of outsourcing, and globalization of supply chains. Some of these forces have accelerated recently with the economic downturn. Most of our customers have a greater focus on cost control today than in previous years, and are choosing to spend less money on information technology. The result for us is greater opportunities for increased scope of services, including information management, route guide management, load building, mode selection, and other third-party logistics services that we believe we're in a strong position to deliver.

EXPANDING OUR RELATIONSHIPS WITH OUR CARRIERS

Our carrier relationships today encompass both transactional and longer-term relationships to meet our customer commitments. We use all sizes and types of carriers to move our customers' freight, and we are continuously adding new carriers to our network. While our non-asset based approach provides us with optimum flexibility, it also requires healthy carrier relationships to be effective. Our unique presence in the marketplace enables us to identify and understand the different needs of each of the carriers in our network, and align our customer needs accordingly.

There have been many pressures on the carrier community the past few years, including rapidly escalating fuel and insurance costs, overall declines in the economy and corresponding freight levels, reduced equipment values, and new regulations. These pressures have resulted in financial difficulties for a number of carriers, leading some to exit the market. While this creates some extra challenges, our economy remains extremely efficient and we are very confident that the marketplace will produce sources of capacity to meet future demands.

The overall competitiveness of intermodal transportation has also been changing. Our intermodal numbers have been very good for the last couple of years, and we are expecting continued strong growth in that area. As a company we are reaching a different level of scale and competency, and believe we've got a strong product in the marketplace. But what is also driving intermodal growth is the improvement in service quality from the railroads and its price competitiveness with truck services. And since we are focused on our customers and their overall needs, it is an important competitive asset for us.

MAKING CONTINUED PROGRESS IN OUR LONG-TERM GROWTH STRATEGY

While we continuously enhance and clarify our goals, Robinson's long-term growth strategy hasn't changed: to continue growing our share of the North American transportation market, to develop new third-party logistics services, to replicate our North American branch network on other continents, and to strengthen our global forwarding network. We will reach these goals primarily through internal growth by developing people, technology, and relationships, but we may also make selective acquisitions to help us meet our goals, if those acquisitions fit our culture and economic parameters.

Estimates on market size vary, but in North America we believe our business of managing truckload, less-than-truckload (LTL), and intermodal transportation is approximately two percent of the market. Further penetration of that North American market is a huge opportunity for us, and we believe we still have plenty of room to grow.

We're constantly looking to develop new third party, non-asset based services. In the last few years, most of the services we have added have been in the LTL arena, including load management, order consolidation, and refrigerated order consolidation. By adding those services, we believe we have changed the scope and dimension of the types of freight we can be competitive on in the marketplace.

Getting it done no matter what.





"Our performance compensation means we all have our eyes on the same financial goals, and we're motivated to work together to achieve them. We team together, support each other, teach each other, rise and fall together. This is the heart of our culture."
–Steve Raetz
TRANSPORTATION AND LOGISTICS

CHRW EMPLOYEES, OPPOSITE PAGE CLOCKWISE FROM TOP: ROSANN CABRERA, JUSTIN HOFFER, ED GORDON, CHAD PALMSTEEN, CHAD GOMEZ, STEVE RAETZ, JENNY KNAPP, STEVE LEERVIG, SHANE JERNIGAN, TODD WOODWARD



"Robinson believes in fairness and in relationships. We work really hard to earn the respect and support of our customers, carriers, and suppliers. This mutual respect makes our jobs rewarding and enjoyable."
–Rosann Cabrera
PRODUCE SOURCING

Finding a truck to go from Chicago to New York on a Friday afternoon in September is no easy feat, but we thrive on the challenge. In fact, we believe our ability to get it done when it's hard is, in the end, what sets us apart. Many of our customer relationships started with "Give us your toughest transportation problem, and let us prove what we can do for you." And we did.

We're doers. Our unique culture is supported by incentive compensation that rewards performance. Our people are enthusiastic, intense, and results-oriented. They are the number-one reason for our success. Their dedication, combined with our unparalleled network of customer and carrier relationships and our leading technology, means the toughest freight challenges are where we shine.





We have been working hard toward replicating our North American continental branch network in Europe, as well as in South America. We have 15 offices in Europe and it is now approximately 2.5 percent of our gross profits. European unification, a very fragmented carrier base, and growing acceptance of the third-party model are all reasons we're excited about our growth prospects in this market. We are building a solid management team, our technology is in place, and we're applying what we've learned in North America to help build this business.

Our global forwarding business—international air, ocean, and customs brokerage services—is about five percent of our gross profits today. There is a lot of change going on in that part of the industry too, with new security requirements, increasing global trade, and the huge movement of manufacturing and production activity to Asia. We have a global forwarding network of owned offices and agents in place today, and are working toward growing our owned network. We opened an office in Hong Kong in May of 2002 and have plans to open more offices in China and other parts of Asia in the coming years. We're building on our vision of forwarding, with an emphasis on flexibility and technology. There are a large number of competitors in the forwarding industry, and it is a much more mature market. But the world is changing and we believe there are many opportunities for us to get involved in new and different areas, and to tie it into domestic services in unique ways that make us a strong contender.

Our strategy gives us a lot of opportunities and a lot of things to focus on, but we believe that it is manageable and that we can do it successfully and profitably. We've diversified our services and are building an integrated model with one culture and one information system. There are many things we can do in the marketplace today for our customers. We're committed to the challenge of continuing to grow our model and expand what we do for our customers, while remaining true to our flexible, non-asset based philosophy and our financial performance expectations.

GETTING IT DONE FOR OUR PEOPLE

Robinson has a wonderful track record of success. We've been around a long time, and we're excited about carrying on our strong tradition of performance. Our reputation, our credibility in the marketplace, and most importantly, our culture of achievement are as strong today as they've ever been in our 98-year history.

There is a sense of focus and opportunity that exists in Robinson that, I believe, is rare and unique. As our executive team visits our branch network throughout the world, we are continually impressed by the caliber of Robinson's people and their dedication to their work. Decentralized, empowered teams of people, linked with common information and a service-oriented culture, is a competitive advantage for us that we have to preserve and grow.

When we look to the future, we're confident we've got the right business model, the right people, and the financial strength to reach our goals. We appreciate your support of our efforts, and we look forward to getting the job done for our shareholders again in 2003.

John Wiehoff

John P. Wiehoff
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA For the years ended December 31	2002	2001	2000	1999	1998
Gross revenues	$ 3,294,473	$ 3,090,072	$ 2,882,175	$ 2,261,027	$ 2,038,139
Gross profits[1]	483,778	456,572	419,343	293,283	245,666
Income from operations	156,580	134,274	117,008	83,828	68,443
Net income	96,325	83,992	71,242	53,349	43,015
Net income per share[2]					
Basic	$ 1.14	$ 1.00	$ .84	$ .65	$ .52
Diluted	$ 1.12	$ .98	$ .83	$ .64	$ .52
Weighted average number of shares outstanding[2] (in thousands)					
Basic	84,368	84,374	84,529	82,456	82,432
Diluted	85,757	85,774	85,717	83,006	82,618
Dividends per share[2]	$ .260	$ .210	$ .170	$ .145	$ .125
BALANCE SHEET DATA (as of December 31)					
Working capital	$ 245,098	$ 179,687	$ 113,988	$ 67,158	$ 135,245
Total assets	777,151	683,490	644,207	522,661	409,116
Total long-term debt	–	–	–	–	–
Stockholders' investment	425,830	355,815	297,016	246,767	169,518
OPERATING DATA (as of December 31)					
Branches	150	139	137	131	120
Employees	3,814	3,770	3,677	3,125	2,205
Average gross profits per employee	$ 128	$ 123	$ 122	$ 120	$ 119

[1] Gross profits are determined by deducting the direct costs of transportation, products, and handling from gross revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prior to 2001, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

[2] On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000, to shareholders of record as of November 10, 2000. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

Our annual report, including this discussion and analysis of our financial condition and results of operations, contains certain "forward-looking statements." These statements represent our expectations, beliefs, intentions, or strategies concerning future events and by their nature involve risks and uncertainties. Forward looking statements include, among others, statements about our future performance, the continuation of historical trends, the sufficiency of our sources of capital for future needs, the effects of acquisitions, the expected impact of recently issued accounting pronouncements, and the outcome or effects of litigation. Risks that could cause actual results to differ materially from our current expectations include changes in market demand and pricing for our services, the impact of competition, changes in relationships with our customers, our ability to source capacity to transport freight, our ability to source produce, the risks associated with litigation and insurance coverage, our ability to integrate acquisitions, the impacts of war, the risks associated with operations outside the United States, and changing economic conditions. Therefore, actual results may differ materially from our expectations based on these and other risks and uncertainties, including those described in Exhibit 99.1 to our Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002.

GENERAL

We are a global provider of multimodal transportation services and logistics solutions operating through a network of 150 branch offices in North America, South America, Europe, and Asia. Gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation, products, and handling include the direct costs of transportation, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise in the procurement and execution of these services for our customers. Our gross profits (gross revenues less the direct costs of transportation, products, and handling) are the primary indicator of our ability to source, add value, and resell services and products that are provided by third parties, and are considered by management to be our primary performance measurement. Accordingly, the discussion of results of operations below focuses on the changes in our gross profits. Prior to 2001, gross profits were referred to as net revenues in our consolidated financial statements,

RESULTS OF OPERATIONS

The following table summarizes our gross profits by service line:

For the years ended December 31, (Dollars in thousands)	2002	2001	Change	2000	Change
Gross profits:					
Transportation					
Truck	$ 361,353	$ 347,991	3.8%	$ 313,650	10.9%
Intermodal	21,111	16,119	31.0	14,422	11.8
Ocean	17,007	16,345	4.1	16,337	0.0
Air	3,068	2,699	13.7	3,555	(24.1)
Miscellaneous	8,772	7,286	20.4	7,177	1.5
Total Transportation	411,311	390,440	5.3	355,141	9.9
Sourcing	46,536	45,154	3.1	43,793	3.1
Information Services	25,931	20,978	23.6	20,409	2.8
Total	$ 483,778	$ 456,572	6.0%	$ 419,343	8.9%

The following table represents certain statement of operations data, shown as percentages of our gross profits:

For the years ended December 31,	2002	2001	2000
Gross profits	100.0%	100.0%	100.0%
Selling, general, and administrative expenses:			
Personnel expenses	48.9	49.3	48.9
Other selling, general, and administrative expenses	18.7	21.3	23.2
Total selling, general, and administrative expenses	67.6	70.6	72.1
Income from operations	32.4	29.4	27.9
Investment and other income	0.2	0.9	0.2
Income before provision for income taxes	32.6	30.3	28.1
Provision for income taxes	12.7	11.9	11.1
Net income	19.9%	18.4%	17.0%

our company materials, and reports filed with the Securities and Exchange Commission.

In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our income from operations has been lower in the first quarter than in the other three quarters, but it has not had a significant impact on our results of operations or our cash flows in recent years. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future.

2002 COMPARED TO 2001

REVENUES. Gross revenues for 2002 were $3.29 billion, an increase of 6.6% over $3.09 billion for 2001. Gross profits for 2002 were $483.8 million, an increase of 6.0% over $456.6 million for 2001. This was the result of an increase in Transportation gross profits of 5.3% to $411.3 million, an increase in Sourcing gross profits of 3.1% to $46.5 million, and an increase in Information Services gross profits of 23.6% to $25.9 million. Our gross profits increased at a different rate than our gross revenues due primarily to our mix of business. The gross profit margin, or gross profits as a percentage of gross revenues, varies by service line. Information Services has the highest gross profit margin, followed by Transportation, and finally Sourcing.

Transportation gross profits were 85.0% of our total gross profits for the year and grew 5.3% in 2002. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), grew 3.8% due to transaction volume increases. Gross profit margin on the truck business decreased slightly for the year, primarily due to rising costs of capacity.

Intermodal gross profits grew 31.0%. Our growth in intermodal volumes was driven by shippers' focus on cost savings and our aggressive sales efforts to further penetrate the market.

Gross profits in air and ocean combined increased 5.4% for the year. Our gross profits decreased with many of our large ocean and air customers in 2002 due to their business activity and shipping patterns. These decreases were offset by growth with other existing and new customers.

Miscellaneous transportation revenue consists of customs brokerage fees, transportation management fees, warehouse and cross-dock services, and other miscellaneous transportation related services. The increase of 20.4% for the year was driven by an increase in both customs brokerage business and in transportation management fees.

Sourcing gross profits increased 3.1%. Our Sourcing business is primarily the buying and selling of fresh fruits and vegetables. We are experiencing a transition in the customer base of our Sourcing business. Our volumes and gross profits with large retailers are increasing, but are being offset with the trend of less volume with our traditional produce wholesaler customers.

Information Services gross profits increased 23.6%. Information Services is comprised entirely of our subsidiary, T-Chek Systems. T-Chek's growth is due primarily to transaction growth and changes in industry pricing, including increases in the fees charged to truck stops.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits.

Personnel expenses accounted for 72.3% of total selling, general, and administrative expenses in 2002. Personnel expenses were $236.7 million for 2002, an increase of 5.2% over $225.0 million for 2001. Personnel expenses as a percentage of gross profits decreased to 48.9% for 2002 compared to 49.3% for 2001. Our variable cost model in the branch network allows us to manage variable personnel expense while leveraging our corporate personnel expenses.

Other selling, general, and administrative expenses for 2002 were $90.5 million, a decrease of 7.0% over $97.3 million for 2001. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 18.7% for 2002 compared to 21.3% for 2001. In 2002, we had notable declines in communications costs, travel expenses, bad debt, and amortization. Our telecommunications costs decreased partially due to usage levels and partially due to lower rates. Our bad debt expense declined in 2002 due to our strict customer credit approval process and diligent collection efforts by our branches. Amortization of certain intangible assets was eliminated due to new accounting rules in 2002, which reduced amortization expense by $5.1 million.

In 2002, we recorded a charge of $4.3 million related to a lawsuit settlement, covering the first of three wrongful death lawsuits stemming from an accident in 1999. We filed a claim seeking reimbursement of this settlement from our insurance carriers. Our insurance carriers settled the remaining two lawsuits in 2003 without a contribution from us.

INCOME FROM OPERATIONS. Income from operations was $156.6 million for 2002, an increase of 16.6% over $134.3 million for 2001. Income from operations as a percentage of gross profits was 32.4% and 29.4% for 2002 and 2001.

INVESTMENT AND OTHER INCOME. Investment and other income was $1.3 million for 2002, a decrease of 67.5% from $4.1 million for 2001. In 2002, we experienced a significant decline in earnings on our investments due to lower interest rates. In 2001, we realized $1.9 million from unusual items comprised of $1.5 million from a gain on sale of a corporate aircraft to a related party (see Note 7 to the consolidated financial statements), and approximately $400,000 from interest income related to settlement of IRS matters.

PROVISION FOR INCOME TAXES. The effective income tax rate was 39.0% for 2002 and 39.3% for 2001. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $96.3 million, an increase of 14.7% over $84.0 million for 2001. Basic net income per share increased 14.0% to $1.14 for 2002 compared to $1.00 for 2001. Diluted net income per share increased by 14.3% to $1.12 for 2002 compared to $0.98 for 2001.

2001 COMPARED TO 2000

REVENUES. Gross revenues for 2001 were $3.09 billion, an increase of 7.2% over $2.88 billion for 2000. Gross profits for 2001 were $456.6 million, an increase of 8.9% over $419.3 million for 2000. This was a result of an increase in Transportation gross profits of 9.9% to $390.4 million, an increase in Sourcing gross profits of 3.1% to $45.2 million, and an increase in Information Services gross profits of 2.8% to $21.0 million. Our gross profits increased at a different rate than our gross revenues due primarily to our mix of business. The gross profit margin, or gross profits as a percentage of gross revenues, varies by service line. Information Services has the highest gross profit margin, followed by Transportation, and finally Sourcing.

Transportation gross profits were 85.5% of our total gross profits and grew 9.9% in 2001. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including LTL, grew 10.9% due to transaction volume increases. Our gross profit per transaction was flat for the year. Gross profit margin on the truck business increased slightly for the year, primarily due to the mix of services provided. Our LTL business and short-haul business typically have a higher gross profit margin than our truckload business.

Intermodal gross profits grew 11.8%. Our intermodal gross profit growth was driven by shippers' focus on cost savings and their increased trust in railroad service levels.

Gross profits in air, ocean, and miscellaneous (primarily customs brokerage) decreased a total of 2.7% in 2001. Our business with many of our large international clients was down due to their decreased volumes in the lanes we handled for them.

Sourcing gross profits increased 3.1%. We continued to see the trend of reduced volumes with our traditional business with produce wholesalers, which was offset by increases in volumes and gross profits with large retailers.

Information Services gross profits increased 2.8%. By the end of 2001, T-Chek Systems-related revenues made up 100% of our Information Services gross profits. T-Chek gross profits increased 12.1% for the year. T-Chek's growth was negatively impacted by the slowdown in the U.S. truckload market because it generates fees when its customers buy fuel, and many carriers were having difficult times financially. Through the first half of 2001, our subsidiary Payment & Logistics Services, Inc. provided freight payment services to shippers. We completed a one-year phase-out of this business in June 2001.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits.

Personnel expenses accounted for 69.8% of total selling, general, and administrative expenses in 2001. Personnel expenses were $225.0 million for 2001, an increase of 9.7% over $205.1 million for 2000. Personnel expenses as a percentage of gross profits increased to 49.3% for 2001 compared to 48.9% for 2000. The bulk of our variable compensation is bonuses that are based on pre-tax, pre-bonus profit. Bonus expense for 2001 as a percentage of pre-tax, pre-bonus profit remained relatively consistent with 2000; however, our pre-tax, pre-bonus profit increased as a percentage of gross profit, which contributed to the increase of personnel expenses as a percentage of gross profit.

Other selling, general, and administrative expenses for 2001 were $97.3 million, an increase of 0.1% over $97.2 million for 2000. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 21.3% for 2001 compared to 23.2% for 2000. In 2001, we had notable declines in communications costs, travel expenses, and contractor costs. Our communications costs decreased due to lower usage and due to lower rates. The events of September 11 and our emphasis on expense control contributed to a reduction in travel spending. Additionally, contractor costs for IT development related to the integration of systems from acquisitions continued to decline.

INCOME FROM OPERATIONS. Income from operations was $134.3 million for 2001, an increase of 14.8% over $117.0 million for 2000. Income from operations as a percentage of gross profits was 29.4% and 27.9% for 2001 and 2000.

INVESTMENT AND OTHER INCOME. Investment and other income was $4.1 million for 2001, an increase of 446.5% from $0.8 million for 2000. This increase was partially the result of higher cash and investment balances in 2001 compared to 2000. In addition, we realized $1.9 million from unusual items comprised of $1.5 million from a gain on sale of a corporate aircraft to a related party (see Note 7 to the consolidated financial statements) and approximately $400,000 from interest income related to settlement of IRS matters.

PROVISION FOR INCOME TAXES. The effective income tax rate was 39.3% for 2001 and 39.5% for 2000. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $84.0 million for 2001, an increase of 17.9% over $71.2 million for 2000. Basic net income per share increased by 19.0% to $1.00 for 2001 compared to $0.84 for 2000. Diluted net income per share increased by 18.1% to $0.98 compared to $0.83 for 2000.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $133.0 million and $115.7 million as of December 31, 2002 and 2001. Working capital at December 31, 2002 and 2001 was $245.1 million and $179.7 million. We have had no long-term debt for the last five years and have no material commitments for future capital expenditures. We have not experienced a material business or financial impact with the conversion to the euro.

We generated $114.1 million, $74.5 million, and $74.5 million of cash flow from operations in 2002, 2001, and 2000. This was due to net income generated, adjusted primarily for non-cash expenses, and the net change in accounts receivable and accounts payable. We completed a one-year phase-out of our freight payment services subsidiary in June 2001. The phase-out had a negative $23.2 million impact on our operating cash flow during 2001. At December 31, 2000, this business had $25.4 million in payables and $2.2 million in receivables.

We used $70.2 million, $12.7 million, and $24.1 million of cash flow for investing activities in 2002, 2001, and 2000. During 2002, we purchased approximately $45.2 million in debt securities. These securities are made up of high-quality, short-term bonds. In January 2002, we acquired the operating assets and certain liabilities of Smith Terminal Transportation Services (FTS) for $16.0 million.

We had $7.3 million, $12.1 million, and $15.1 million of net capital expenditures in 2002, 2001, and 2000. In August 2001, we acquired a new corporate aircraft for $9.0 million and sold our existing aircraft to our Chairman D.R. Verdoorn and another party for $5.0 million. We believe the terms were no less favorable than what we could have received from an unaffiliated third party, as measured by comparable sales transactions around the date of the sale. Our gain on the sale was $1.5 million. We have no ongoing contractual or other outstanding commitments related to this transaction. In 2000, we spent a significant amount on IT infrastructure upgrades.

We used $25.8 million, $25.4 million, and $20.1 million of cash flow for financing activities in 2002, 2001, and 2000. This was primarily quarterly cash dividends and share repurchases for our employee stock plans. We declared a $0.08 per share dividend payable on April 1, 2003 to shareholders of record as of March 7, 2003.

We have 3.05 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (3.35% at December 31, 2002). This discretionary line of credit has no expiration date and was previously denominated in French francs. During 2002, we borrowed 10.6 million euros, or $10.2 million, all of which was repaid during the year. As of December 31, 2002, the outstanding balance was zero. As of December 31, 2001, the outstanding balance was 6.8 million French francs, or $923,000, which was included in income taxes and other accrued expenses. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2002.

During the third quarter of 2001, we terminated a $40.0 million line of credit that had an interest rate of LIBOR plus 60 basis points. In April 2001, we borrowed $9.0 million, all of which was repaid the following business day. During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance during 2001 was $9.0 million and during 2000 was $14.0 million. We believe we could obtain a similar line of credit on short notice if needed.

We have certain facilities, equipment, and automobiles under operating leases. Lease expense was $17.2 million for 2002, $17.5 million for 2001, and $18.2 million for 2000. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2002 are as follows (in thousands):

2003	$12,280
2004	10,283
2005	6,489
2006	3,048
2007	1,597
Thereafter	21

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amount available under our line of credit, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures, and cash dividends for all future periods.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements include accounts of the Company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing our financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Note 1 of the "Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting estimates and the policies surrounding them.

VALUATIONS FOR ACCOUNTS RECEIVABLE. The allowance for doubtful accounts on accounts receivable is one of our most critical accounting estimates, due to the fact that accounts receivable is the largest asset on our balance sheet. This estimate is based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance was $24.2 million as of December 31, 2002, an increase of 5.0% over $23.0 million in 2001. Net accounts receivable for that same period increased 5.7%. As a percentage of net accounts receivable, the allowance has remained consistent (6.2% for both 2002 and 2001). Management believes that the recorded allowance is sufficient and appropriate based on the exposures identified and our historical experience.

VALUATION OF GOODWILL. We manage and report our operations as one operating segment. Our branches represent a series of homogenous reporting units that are aggregated for the purpose of analyzing goodwill for impairment, thus goodwill is evaluated for impairment on an enterprise wide basis. Based on the substantial excess of our market capitalization over our book value, management has determined that there is no indication of goodwill impairment at December 31, 2002.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 in the "Notes to Consolidated Financial Statements" for a discussion of the impact of recently issued accounting pronouncements on our financial condition and results of operations.

MARKET RISK

We had $178.2 million of cash and investments on December 31, 2002, consisting of $133.0 million of cash and cash equivalents and $45.2 million of available-for-sale securities. Substantially all of the cash equivalents are money market securities from domestic issuers. All of our available-for-sale securities are high-quality, short-term bonds. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investments.

CONSOLIDATED BALANCE SHEETS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) As of December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 132,999	$ 115,741
Available-for-sale securities	45,227	–
Receivables, net of allowance for doubtful accounts of $24,155 and $23,011	391,670	370,378
Deferred tax asset	14,579	12,164
Prepaid expenses and other	4,097	4,932
Total current assets	588,572	503,215
Property and equipment	70,749	66,387
Accumulated depreciation and amortization	(44,273)	(35,467)
Net property and equipment	26,476	30,920
Goodwill, net of accumulated amortization of $10,703	152,970	140,751
Other intangible assets, net of accumulated amortization of $3,285 and $2,603	4,327	4,107
Other assets	4,806	4,497
Total assets	$ 777,151	$ 683,490
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current liabilities:		
Accounts payable	$ 275,157	$ 267,708
Accrued expenses –		
Compensation and profit-sharing contribution	39,533	32,098
Income taxes and other	28,784	23,722
Total current liabilities	343,474	323,528
Deferred tax liability	6,280	3,241
Nonqualified deferred compensation obligation	1,567	906
Total liabilities	351,321	327,675
Commitments and contingencies		
Stockholders' investment:		
Preferred stock, $.10 par value, 20,000 shares authorized; no shares issued or outstanding	–	–
Common stock, $.10 par value, 130,000 shares authorized; 85,042 and 85,008 shares issued, 84,506 and 84,457 outstanding	8,451	8,446
Additional paid-in-capital	96,687	99,551
Retained earnings	345,080	270,711
Deferred compensation	(6,316)	(6,247)
Accumulated other comprehensive loss	(2,439)	(1,592)
Treasury stock at cost (536 and 551 shares)	(15,633)	(15,054)
Total stockholders' investment	425,830	355,815
Total liabilities and stockholders' investment	$ 777,151	$ 683,490

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31,	2002	2001	2000
Gross revenues	$ 3,294,473	$ 3,090,072	$ 2,882,175
Cost of transportation, products, and handling	2,810,695	2,633,500	2,462,832
Gross profits	483,778	456,572	419,343
Selling, general, and administrative expenses:			
Personnel	236,673	224,997	205,111
Other selling, general, and administrative expenses	90,525	97,301	97,224
Total selling, general, and administrative expenses	327,198	322,298	302,335
Income from operations	156,580	134,274	117,008
Investment and other income	1,334	4,099	750
Income before provision for income taxes	157,914	138,373	117,758
Provision for income taxes	61,589	54,381	46,516
Net income	$ 96,325	$ 83,992	$ 71,242
Basic net income per share	$ 1.14	$ 1.00	$ .84
Diluted net income per share	$ 1.12	$ .98	$ .83
Basic weighted average shares outstanding	84,368	84,374	84,529
Dilutive effect of outstanding stock awards	1,389	1,400	1,188
Diluted weighted average shares outstanding	85,757	85,774	85,717

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 2002, 2001, and 2000

	Common Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compen-sation	Accumulated Other Com-prehensive Loss	Treasury Stock	Total Stockholders' Investment
Balance, December 31, 1999	42,284	$ 4,228	$ 98,958	$ 147,586	$ –	$ (1,053)	$ (2,952)	$ 246,767
Net income	–	–	–	71,242	–	–	–	71,242
Other comprehensive income -								
Foreign currency translation adjustment	–	–	–	–	–	4	–	4
Comprehensive income	–	–	–	–	–	–	–	71,246
Cash dividends, $.170 per share	–	–	–	(14,365)	–	–	–	(14,365)
Stock dividend	42,284	4,228	(4,228)	–	–	–	–	–
Stock issued for employee benefit plans	181	18	(168)	–	–	–	3,400	3,250
Issuance of restricted stock	237	24	6,976	–	(7,000)	–	–	–
Reduction of deferred compensation	–	–	–	–	20	–	–	20
Tax benefit on deferred compensation and employee stock plans	–	–	33	–	–	–	–	33
Repurchase of common stock	(365)	(36)	–	–	–	–	(9,899)	(9,935)
Balance, December 31, 2000	84,621	8,462	101,571	204,463	(6,980)	(1,049)	(9,451)	297,016
Net income	–	–	–	83,992	–	–	–	83,992
Other comprehensive income -								
Foreign currency translation adjustment	–	–	–	–	–	(543)	–	(543)
Comprehensive income	–	–	–	–	–	–	–	83,449
Cash dividends, $.210 per share	–	–	–	(17,744)	–	–	–	(17,744)
Stock issued for employee benefit plans	310	31	(2,887)	–	–	–	8,059	5,203
Reduction of deferred compensation	–	–	–	–	733	–	–	733
Tax benefit on deferred compensation and employee stock plans	–	–	867	–	–	–	–	867
Repurchase of common stock	(474)	(47)	–	–	–	–	(13,662)	(13,709)
Balance, December 31, 2001	84,457	8,446	99,551	270,711	(6,247)	(1,592)	(15,054)	355,815
Net income	–	–	–	96,325	–	–	–	96,325
Other comprehensive income -								
Unrealized gains on available-for-sale securities	–	–	–	–	–	12	–	12
Foreign currency translation adjustment	–	–	–	–	–	(859)	–	(859)
Comprehensive income	–	–	–	–	–	–	–	95,478
Cash dividends, $.260 per share	–	–	–	(21,956)	–	–	–	(21,956)
Stock issued for employee benefit plans	448	45	(4,936)	–	–	–	12,599	7,708
Issuance of restricted stock	34	3	987	–	(990)	–	–	–
Reduction of deferred compensation	–	–	–	–	921	–	–	921
Tax benefit on deferred compensation and employee stock plans	–	–	1,085	–	–	–	–	1,085
Repurchase of common stock	(433)	(43)	–	–	–	–	(13,178)	(13,221)
Balance, December 31, 2002	84,506	$ 8,451	$ 96,687	$ 345,080	$ (6,316)	$ (2,439)	$ (15,633)	$ 425,830

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands) For the years ended December 31,	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 96,325	$ 83,992	$ 71,242
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	14,029	19,136	17,318
Provision for doubtful accounts	5,807	9,043	7,940
Deferred compensation expense	921	733	20
Deferred income taxes	624	11,356	(513)
Loss (gain) on sale/disposal of assets	546	(997)	298
Changes in operating elements, net of effects of acquisitions:			
Receivables	(22,985)	(24,468)	(90,136)
Prepaid expenses and other	845	(777)	496
Accounts payable	4,453	(19,067)	52,875
Accrued compensation and profit-sharing contribution	7,431	(1,358)	5,286
Accrued income taxes and other	6,143	(3,141)	9,664
Net cash provided by operating activities	114,139	74,452	74,490
INVESTING ACTIVITIES			
Purchases of property and equipment	(7,325)	(17,101)	(15,491)
Sales of property and equipment	–	5,000	360
Cash paid for acquisitions, net of cash acquired	(15,995)	–	(5,898)
Purchases of available-for-sale securities	(45,209)	–	–
Other	(1,714)	(573)	(3,066)
Net cash used for investing activities	(70,243)	(12,674)	(24,095)
FINANCING ACTIVITIES			
Proceeds from stock issued for employee benefit plans	7,708	5,203	3,250
Repurchase of common stock	(13,221)	(13,709)	(9,935)
Cash dividends	(20,266)	(16,900)	(13,438)
Net cash used for financing activities	(25,779)	(25,406)	(20,123)
Effect of exchange rates on cash	(859)	(543)	3
Net increase in cash and cash equivalents	17,258	35,829	30,275
Cash and cash equivalents, beginning of year	115,741	79,912	49,637
Cash and cash equivalents, end of year	$ 132,999	$ 115,741	$ 79,912
Cash paid for income taxes	$ 54,813	$ 45,653	$ 39,096
Cash paid for interest	$ 31	$ 160	$ 151
Supplemental disclosure of noncash activities:			
Restricted stock awarded	$ 990	$ –	$ 7,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.H. Robinson Worldwide, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – C.H. Robinson Worldwide, Inc. and its Subsidiaries ("the Company," "we," "us," or "our") is a global provider of multimodal transportation services and logistics solutions through a network of 150 branch offices operating in North America, South America, Europe, and Asia. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. Minority interests in subsidiaries are not significant. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

REVENUE RECOGNITION – Gross revenues consist of the total dollar value of goods and services purchased by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered and goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Our gross profits are considered by management to be our primary performance measurement. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide. Prior to 2001, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified.

FOREIGN CURRENCY – Most balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders' investment.

SEGMENT REPORTING AND GEOGRAPHIC INFORMATION – We have adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes accounting standards for segment reporting.

We operate in the third party logistics industry. We provide a wide range of products and services to our customers and carriers including transportation services, product sourcing, freight consolidation, contract warehousing, and information services. Each of these is a significant component to optimizing the logistics solution for our customers.

These services are performed throughout our branch offices by the same group of people, as an integrated offering for which our customers are provided a single invoice. As a result, discrete selling, general, and administrative expenses associated with the gross profits of each service line are not available. Accordingly, our chief operating decision makers analyze our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2002	2001	2000
Gross revenues			
United States	$3,154,902	$2,960,241	$2,754,292
Other locations	139,571	129,831	127,883
	$3,294,473	$3,090,072	$2,882,175

	2002	2001
Long-lived assets		
United States	$33,332	$38,136
Other locations	2,277	1,388
	$35,609	$39,524

CASH AND CASH EQUIVALENTS – Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

AVAILABLE-FOR-SALE SECURITIES – Our investments consist of investment-grade marketable debt securities, all of which are classified as available-for-sale and recorded at fair value. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income.

PREPAID EXPENSES AND OTHER – Prepaid expenses and other include such items as prepaid rent, software maintenance contracts, other prepaid operating expenses, and inventories, consisting primarily of produce and related products held for resale.

PROPERTY AND EQUIPMENT – Property and equipment are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated lives of the assets of three to 15 years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements. We recognized depreciation expense of $11,323,000 in 2002, $11,578,000 in 2001, and $9,864,000 in 2000.

A summary of our property and equipment as of December 31 is as follows (in thousands):

	2002	2001
Furniture, fixtures, and equipment	$56,491	$52,051
Corporate aircraft	9,000	9,000
Leasehold improvements	5,258	5,336
Less accumulated depreciation	(44,273)	(35,467)
Net property and equipment	$26,476	$30,920

INTANGIBLE ASSETS – Goodwill is the difference between the purchase price of a company and the fair market value of the acquired company's net assets. Other intangible assets, with either indefinite or definite lives, consist of assets purchased through acquisitions. These assets include customer lists, carrier lists, employee lists, and non-compete agreements. Intangible assets with definite lives are being amortized using the straight-line method over their estimated lives, ranging from three to ten years. Other intangible assets with indefinite lives, including goodwill, are no longer being amortized. See Note 3.

OTHER ASSETS – Other assets includes such items as purchased and internally developed software, the investment related to our nonqualified deferred compensation plan, and other. We recognized amortization expense of purchased and internally developed software of $2,022,000 in 2002, $1,953,000 in 2001, and $1,786,000 in 2000. Amortization expense is computed using straight-line methods over three years.

A summary of our purchased and internally developed software as of December 31 is as follows (in thousands):

	2002	2001
Purchased software	$7,349	$7,219
Internally developed software	2,471	1,295
Less accumulated amortization	(7,272)	(5,457)
Net software	$2,548	$3,057

INCOME TAXES – Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable. Changes in tax rates are reflected in the tax provision as they occur.

COMPREHENSIVE INCOME – Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from nonowner sources. Our two components of comprehensive income are foreign currency translation adjustment and unrealized gains and losses from investments. They are presented on our consolidated statements of stockholders' investment.

RECLASSIFICATIONS - Certain reclassifications have been made to the fiscal 2001 and 2000 financial statements to conform to the presentation used in the fiscal 2002 financial statements. The reclassifications had no effect on stockholders' investment or net income as previously reported.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is effective January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The adoption of this statement on January 1, 2003 did not have an effect on our historical consolidated results of operations, financial position, or cash flows.

In September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this standard on January 1, 2002 did not have an effect on our historical consolidated results of operations, financial position, or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We expect that adoption of this statement will not have an impact on our consolidated results of operations, financial position, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on our financial statement disclosures and is not expected to have an impact on our consolidated results of operations, financial position, or cash flows.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. We adopted SFAS No. 142 effective January 1, 2002.

A summary of our intangible assets as of December 31 is as follows (in thousands):

	Unamortizable intangible assets	Amortizable intangible assets
December 31, 2001		
Gross	$ 155,454	$ 2,710
Accumulated amortization	(11,870)	(1,436)
Net	$ 143,584	$ 1,274
December 31, 2002		
Gross	$ 167,730	$ 3,555
Accumulated amortization	(11,870)	(2,118)
Net	$ 155,860	$ 1,437

We completed an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position. This impairment test did not result in any impairment losses. Had SFAS Nos. 141 and 142 been effective January 1, 2000, net income and earnings per share would have been reported as the following amounts (in thousands, except per share data):

	2002	2001	2000
Reported net income	$ 96,325	$ 83,992	$ 71,242
Add: amortization, net of tax	–	3,120	3,224
Adjusted net income	$ 96,325	$ 87,112	$ 74,466
Reported basic earnings per share	$ 1.14	$ 1.00	$0.84
Add: amortization, net of tax	–	0.04	0.04
Adjusted basic earnings per share	$ 1.14	$ 1.04	$ 0.88
Reported diluted earnings per share	$ 1.12	$ 0.98	$0.83
Add: amortization, net of tax	–	0.04	0.04
Adjusted diluted earnings per share	$ 1.12	$ 1.02	$ 0.87

The change in the carrying amount of goodwill for the year ended December 31, 2002 is as follows (in thousands):

Balance December 31, 2001	$ 151,454
Goodwill associated with acquisitions	12,219
Balance December 31, 2002	$163,673

Amortization expense for 2002 other intangible assets was $705,000. Estimated amortization expense for each of the five succeeding fiscal years based on the intangible assets at December 31, 2002 is as follows:

2003	$ 599,000
2004	552,000
2005	169,000
2006	169,000
2007	7,000

4. LINES OF CREDIT

We have 3.05 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (3.35% at December 31, 2002). This discretionary line of credit has no expiration date and was previously denominated in French francs. During 2002, we borrowed 10.6 million euros, or $10.2 million, all of which was repaid during the year. As of December 31, 2002, the outstanding balance was zero. As of December 31, 2001, the outstanding balance was 6.8 million French francs, or $923,000, which was included in income taxes and other accrued expenses. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2002.

During the third quarter of 2001, we terminated a $40.0 million line of credit that had an interest rate of LIBOR plus 60 basis points. In April 2001, we borrowed $9.0 million, all of which was repaid the following business day. During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance was $9.0 million during 2001 and $14.0 million during 2000. We believe we could obtain a similar line of credit on short notice if needed.

5. INCOME TAXES

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following at December 31 (in thousands):

	2002	2001	2000
Tax provision:			
Federal	$50,050	$35,029	$38,744
State	7,463	6,471	7,114
Foreign	3,452	1,525	1,171
	60,965	43,025	47,029
Deferred provision (benefit)	624	11,356	(513)
Total provision	$61,589	$54,381	$46,516

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.7	3.7	3.1
Foreign and other	1.3	0.6	1.4
	39.0%	39.3%	39.5%

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2002	2001
Deferred tax assets:		
Receivables	$ 9,215	$ 8,119
Accrued expenses	3,630	2,328
Accrued compensation	3,033	2,594
Other	67	67
Deferred tax liabilities:		
Long-lived assets	(1,478)	(1,718)
Intangible assets	(6,168)	(2,467)
Net deferred taxes	$8,299	$8,923

6. CAPITAL STOCK AND STOCK AWARD PLANS

PREFERRED STOCK – Our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $.10 per share. There are no shares of Preferred Stock outstanding. The Preferred Stock may be issued by resolution of our Board of Directors at any time without any action of the stockholders. The Board of Directors may issue the Preferred Stock in one or more series and fix the designation and relative powers. These include voting powers, preferences, rights, qualifications, limitations, and restrictions of each series. The issuance of any such series may have an adverse effect on the rights of holders of Common Stock and may impede the completion of a merger, tender offer, or other takeover attempt.

COMMON STOCK – Our Certificate of Incorporation authorizes 130,000,000 shares of Common Stock, par value $.10 per share. Subject to the rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available, when and if declared by the Board of Directors, and to receive their share of the net assets of the Company legally available for distribution upon liquidation or dissolution.

For each share of Common Stock held, shareholders are entitled to one vote on each matter to be voted on by the shareholders, including the election of directors. Holders of Common Stock are not entitled to cumulative voting; the holders of more than 50% of the outstanding Common Stock can elect all of any class of directors if they choose to do so. The stockholders do not have preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK SPLIT – On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000 to shareholders of record as of November 10, 2000. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

SHARE REPURCHASE PROGRAMS – In conjunction with our initial public offering in 1997, our Board of Directors authorized a stock repurchase plan that allows management to repurchase 2,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. We purchased approximately 433,300, 474,000, and 364,600 shares of our common stock for the treasury at an aggregate cost of $13,221,000, $13,709,000, and $9,935,000 in 2002, 2001, and 2000 under this stock repurchase plan. We reissued shares totaling 448,000, 310,000, and 181,000 in 2002, 2001, and 2000 for employee benefit plans.

During 1999, the Board of Directors authorized a second stock repurchase plan, allowing for the repurchase of 4,000,000 shares. No shares have been repurchased under this stock repurchase plan.

STOCK AWARD PLANS – We have a 1997 Omnibus Stock Plan to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 9,000,000 shares can be granted under this plan; 4,336,317 shares were available for stock awards as of December 31, 2002. The contractual lives of all options granted are 10 years. Options vest over a five year period from the date of grant, with none vesting the first year and one quarter vesting each year after that.

The following schedule summarizes activity in the plans:

	Shares	Stock Options Weighted Average Exercise Price
Outstanding at December 31, 1999	1,761,062	$ 10.90
Granted	1,166,400	20.35
Exercised	(37,260)	9.00
Terminated	(59,934)	14.12
Outstanding at December 31, 2000	2,830,268	14.75
Granted	819,000	28.08
Exercised	(160,395)	9.87
Terminated	(52,396)	19.47
Outstanding at December 31, 2001	3,436,477	18.03
Granted	803,050	29.20
Exercised	(283,928)	12.90
Terminated	(36,080)	27.54
Outstanding at December 31, 2002	3,919,519	$ 20.65
Exercisable at December 31, 2000	396,993	$ 9.00
Exercisable at December 31, 2001	757,620	$ 11.97
Exercisable at December 31, 2002	1,165,467	$ 12.75

We follow the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. As permitted under SFAS No. 123, we have continued to account for employee stock options using the intrinsic value method outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we have not recognized any compensation expense for our stock options. Had compensation expense for our stock-based compensation plans been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, our net income and net income per share would have been as follows (in thousands, except per share amounts):

		2002	2001	2000
Net income	As reported	$ 96,325	$83,992	$ 71,242
	Adjusted	$ 92,108	$81,002	$ 69,448
Basic income per share	As reported	$ 1.14	$ 1.00	$ .84
	Adjusted	$ 1.09	$ .96	$ .82
Diluted income per share	As reported	$ 1.12	$ .98	$ .83
	Adjusted	$ 1.08	$ .94	$ .81

The adjusted effects to net income presented reflect compensation costs for all outstanding options, which were granted during 1997, 1999, 2000, 2001, and 2002. The compensation cost is being reflected over the options' vesting period of five years.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002 Grants	2001 Grants	2000 Grant
Risk-free interest rate	3.8-4.7%	4.8-5.1%	6.8%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility factor	40.0-40.2%	39.8-42.4%	30.2%
Expected option term	7 years	7 years	7 years
Fair value per option	$ 11.42-13.18	$13.31-14.01	$7.94

Significant option groups outstanding at December 31, 2002 and related weighted-average exercise price and remaining life information follows:

Exercise Price Range	Options Outstanding	Weighted Average Exercise Prices	Weighted Average Remaining Life (years)	Options Excercisable	Weighted Average for Exercisable Shares
$9.00-12.59	1,292,795	$ 11.17	6.20	903,275	$ 10.55
$20.35	1,048,769	20.35	8.00	262,192	20.35
$26.61-28.00	783,447	27.97	9.00	–	–
$29.00-30.74	794,508	29.29	10.00	–	–
	3,919,519	$ 20.65	8.00	1,165,467	$ 12.75

RESTRICTED SHARE AWARDS – During 2002 and 2000, we awarded to certain key employees 34,450 and 237,292 restricted shares, which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant, and was recorded as deferred compensation within stockholders' investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. Expense related to the restricted shares was $921,000 in 2002, $733,000 in 2001, and $20,000 in 2000.

7. RELATED PARTY TRANSACTIONS

In August 2001, we acquired a new corporate aircraft and sold our existing aircraft to our Chairman and then CEO D.R. Verdoorn and another party for $5.0 million. We believe the terms were no less favorable than what we could have received from an unaffiliated third party, as measured by comparable sales transactions around the date of the sale. Our gain on the sale was $1.5 million. We have no ongoing contractual or other outstanding commitments related to this transaction.

8. COMMITMENTS AND CONTINGENCIES

EMPLOYEE BENEFIT PLANS – We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by our Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. Profit-sharing plan expense, including matching contributions, was approximately $12,293,000 in 2002, $8,530,000 in 2001, and $8,838,000 in 2000.

NONQUALIFIED DEFERRED COMPENSATION PLAN – The Robinson Companies Nonqualified Deferred Compensation Plan provides certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash and gains on stock option exercises. The accumulated benefit obligation was $1,567,000 and $906,000 as of December 31, 2002 and 2001 respectively. We have purchased investments to fund the future liability. The investments had an aggregate market value of $1,567,000 and $906,000 as of December 31, 2002 and 2001 respectively, and are included in other assets in the consolidated balance sheets.

LEASE COMMITMENTS – We lease certain facilities, equipment, and automobiles under operating leases. Lease expense was $17,188,000 for 2002, $17,468,000 for 2001, and $18,191,000 for 2000.

Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2002, are as follows (in thousands):

2003	$ 12,280
2004	10,283
2005	6,489
2006	3,048
2007	1,597
Thereafter	21
Total	$ 33,718

LITIGATION – We, a carrier hired by us, and others were named as defendants in three wrongful death lawsuits stemming from a multi-vehicle accident in 1999. We settled the first of the three cases on January 3, 2003 by contributing $4.3 million as part of a complete settlement of our liability in the first lawsuit. Our insurance carriers subsequently settled the second of these lawsuits without a contribution from us. Our insurance carriers subsequently settled the remaining two lawsuits during 2003 without a contribution from us.

We filed a separate lawsuit against two of our insurance carriers, alleging wrongful conduct in the defense and settlement of the first case and demanding reimbursement of the $4.3 million contribution made by us.

During 2002, we were named as a defendant in two lawsuits by a number of present and former employees. The first lawsuit alleges a hostile working environment, unequal pay, promotions, and opportunities for women, and failure to pay overtime. The second lawsuit alleges a failure to pay overtime. The plaintiffs in both lawsuits seek unspecified monetary and non-monetary damages and class action certification. We deny all allegations and are vigorously defending the suits. Currently, the amount of any possible loss to us cannot be estimated; however, an unfavorable result could have a material adverse effect on our consolidated financial statements.

We are not otherwise subject to any pending or threatened litigation other than routine litigation arising in the ordinary course of our business operations, none of which is expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

9. SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2002 and 2001 are summarized below (in thousands, except per share data).

	Quarters Ended			
2002	March 31	June 30	September 30	December 31
Gross revenues	$740,031	$842,720	$872,245	$839,477
Cost of transportation and products	626,434	721,150	749,161	713,950
Gross profits	113,597	121,570	123,084	125,527
Income from operations	33,838	40,971	42,364	39,407
Net income	$ 20,842	$ 25,206	$ 25,951	$ 24,326
Basic net income per share	$ .25	$ .30	$ .31	$ .29
Diluted net income per share	$ .24	$ .29	$ .30	$ .28
Basic weighted average shares outstanding	84,567	84,339	84,292	84,273
Dilutive effect of outstanding stock awards	1,411	1,641	1,208	1,296
Diluted weighted average shares outstanding	85,978	85,980	85,500	85,569

	Quarters Ended			
2001	March 31	June 30	September 30	December 31
Gross revenues	$732,484	$796,694	$784,517	$776,377
Cost of transportation and products	619,175	678,691	671,325	664,309
Gross profits	113,309	118,003	113,192	112,068
Income from operations	29,374	36,557	34,770	33,573
Net income	$ 18,134	$ 22,642	$ 22,628	$ 20,588
Basic net income per share	$ .21	$ .27	$ .27	$ .24
Diluted net income per share	$ .21	$ .26	$ .26	$ .24
Basic weighted average shares outstanding	84,372	84,353	84,294	84,478
Dilutive effect of outstanding stock awards	1,383	1,529	1,400	1,289
Diluted weighted average shares outstanding	85,755	85,882	85,694	85,767

INDEPENDENT AUDITORS' REPORT

C.H. Robinson Worldwide, Inc. and Subsidiaries

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF C.H. ROBINSON WORLDWIDE, INC.:

We have audited the accompanying consolidated balance sheet of C.H. Robinson Worldwide, Inc. (the Company) as of December 31, 2002 and the related consolidated statements of operations, stockholders' investment and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report, dated February 4, 2002, expressed an unqualified opinion on those statements.

We conducted our 2002 audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2002 consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets with indefinite lives in 2002.

As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, (Statement) which as discussed in Note 3, was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 3 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and other intangible assets that are no longer being amortized as a result of initially applying the Statement to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.



Minneapolis, Minnesota
January 31, 2003 (March 13, 2003 as to the litigation settlements described in Note 8)

The following report is a copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report.

INDEPENDENT AUDITORS' REPORT

C.H. Robinson Worldwide, Inc. and Subsidiaries

TO C.H. ROBINSON WORLDWIDE, INC.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Minneapolis, Minnesota
February 4, 2002

CHANGE IN INDEPENDENT AUDITORS

C.H. Robinson Worldwide, Inc. and Subsidiaries

On June 18, 2002, C.H. Robinson Worldwide, Inc. dismissed Arthur Andersen LLP as our independent auditors and engaged Deloitte & Touche LLP to serve as our independent auditors for fiscal 2002. The decision to change independent auditors was recommended by the Audit Committee and approved by our Board of Directors.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the fiscal years ended 2001, 2000, and 1999 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended 2001, 2000, and 1999 and through June 18, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as defined in Item 304 (a)(1)(v) of Regulation S-K.

We provided Arthur Andersen with a copy of the foregoing disclosures. Attached to our Annual Report on Form 10-K for the year ended December 31, 2002, as exhibit 16.1, is a copy of Arthur Andersen's letter, dated June 18, 2002, stating its agreement with such statements.

During the fiscal years ended 2001 and 2000 and through the date of our decision, we did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304 (a)(2)(i) and (ii) of Regulation S-K.



Chad M. Lindbloom
Vice President and Chief Financial Officer

REPORT OF MANAGEMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

The management of C.H. Robinson Worldwide, Inc., is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent auditors, as well as management, to review accounting, auditing, internal control, financial reporting, and other matters.



John P. Wiehoff
President and Chief Executive Officer



Chad M. Lindbloom
Vice President and Chief Financial Officer

CORPORATE AND SHAREHOLDER INFORMATION

C.H. Robinson Worldwide, Inc. and Subsidiaries

BOARD OF DIRECTORS

D.R. Verdoorn, 64
Chairman of the Board
C.H. Robinson Worldwide, Inc.
Director since 1975.

Barry W. Butzow, 56
Senior Vice President
C.H. Robinson Worldwide, Inc.
Director since 1986.

Robert Ezrilov, 57
Independent Consultant
Director since 1995.

Wayne M. Fortun, 54
President and
Chief Executive Officer
Hutchinson Technology, Inc.
Director since 2001.

Gregory D. Goven, 51
Retired
C.H. Robinson Worldwide, Inc.
Director since 2000.

Gerald A. Schwalbach, 58
Officer and Director
Two S Properties, Inc.
and Superior Storage I, LLC
Director since 1997.

Brian P. Short, 52
Chief Executive Officer
Leamington Co.
Director since 2002.

John P. Wiehoff, 41
President and
Chief Executive Officer
C.H. Robinson Worldwide, Inc.
Director since 2001.

CORPORATE OFFICERS

John P. Wiehoff, 41
President and
Chief Executive Officer

James E. Butts, 47
Vice President

Barry W. Butzow, 56
Senior Vice President

Laura Gillund, 42
Vice President,
Human Resources

Owen P. Gleason, 51
Vice President, General Counsel
and Secretary

James V. Larsen, 49
Vice President

James P. Lemke, 35
Vice President, Produce

Chad M. Lindbloom, 38
Vice President and
Chief Financial Officer

Thomas K. Mahlke, 31
Corporate Controller

Timothy P. Manning, 38
Vice President

Joseph J. Mulvehill, 49
Vice President, International

Paul A. Radunz, 46
Vice President and
Chief Information Officer

Michael T. Rempe, 49
Vice President, Produce

Troy A. Renner, 37
Treasurer and
Assistant Secretary

Scott A. Satterlee, 34
Vice President

Mark A. Walker, 45
Vice President

Steven M. Weiby, 36
Vice President

TRADING OF COMMON STOCK

The common stock of C.H. Robinson Worldwide, Inc., trades on the NASDAQ National Market under the symbol CHRW.

2002	Low	High
Fourth Quarter	$ 25.840	$ 32.860
Third Quarter	25.830	33.630
Second Quarter	31.140	35.400
First Quarter	27.900	33.830

2001	Low	High
Fourth Quarter	$ 25.780	$ 30.290
Third Quarter	25.140	31.600
Second Quarter	22.820	31.280
First Quarter	22.938	32.250

COMMON STOCK 2003 DIVIDEND DATES

Expected Record:	Expected Payment:
March 7	April 1
June 6	July 1
September 5	October 1
December 5	January 2, 2004

INVESTOR RELATIONS CONTACTS

Chad M. Lindbloom
Vice President and
Chief Financial Officer
952-937-7779

Angela K. Freeman
Director of Investor Relations
952-937-7847

ANNUAL MEETING

The annual meeting of stockholders is scheduled for May 6, 2003.

SEC FILINGS

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available on request from C.H. Robinson Worldwide, Inc., 8100 Mitchell Road, Eden Prairie, Minnesota 55344-2248 and our Web site www.chrobinson.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Minneapolis, Minnesota

LEGAL COUNSEL

Dorsey & Whitney LLP
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota
800-468-9716



C.H. ROBINSON
WORLDWIDE, INC.

8100 Mitchell Road
Eden Prairie, MN 55344
952-937-8500
www.chrobinson.com